Report of Independent Registered Public
Accounting Firm

The Board of Directors of
BNY Mellon Investment Funds IV, Inc.:

We have examined managements assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that General Treasury and Agency
Money Market Fund (the Fund), the sole series of BNY
Mellon Investment Funds IV, Inc., complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of
November 30, 2018. Management is responsible for its assertion about the Funds compliance with those requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on managements assertion about the Funds compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accounts. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether managements assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether managements assertion is fairly stated in all materials respects. The nature, timing, and extent of the procedures selected depend on our judgement, including an assessment of the risks of material misstatement of managements assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.
Included among our procedures were the following tests performed as of November 30, 2018, and with respect to agreement of security purchases and sales, for the period from September 30, 2018, (the date of the Funds last examination) through November 30, 2018:

1.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

2.	Reconciliation of the Funds securities per the books and
records of the Funds to those of the Custodian;
3.	Confirmation of all repurchase agreements, if any, with
broker(s)/bank(s) and/or agreement of corresponding
subsequent cash receipts to bank statements and agreement
of underlying collateral with the Custodian records, if any;
4.	Agreement of pending purchase and sale activity for the
Funds as of November 30, 2018, if any, to documentation of corresponding subsequent bank statements;

5.	Agreement of five security purchases and five security
sales or maturities, since the date of the last examination, from the books and records of the Funds to corresponding bank statements;

6.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control Report (SOC 1 Report) for the period October 1, 2017 to September 30, 2018 and noted no relevant findings were reported in the areas of Asset Custody and Trade
Settlement.

We believe that our examination provides a reasonable
basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.
In our opinion, managements assertion that the Funds
complied with the requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2018, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Directors of BNY Mellon Investment Funds IV, Inc., and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
      /s/ KPMG LLP
New York, New York
September 23, 2019

September 23, 2019
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940


We, as members of management of General Treasury and Agency Money Market Fund (the Fund), the sole series of
BNY Mellon Investment Funds IV, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered
Management Investment Companies of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2018, for the period from September 30,
2018 (the date of the Funds last examination) through November 30, 2018.

Based on the evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as
November 30, 2018, for the period from September 30,
2018, (the date of the Funds last examination) through November 30, 2018 with respect to securities reflected in the investment accounts of the Funds.



BNY Mellon Investment Funds IV, Inc.

Jim Windels
Treasurer